Tia L. Jenkins

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Washington, DC 20549

Dear Ms. Jenkins,

Please see the attached response to your comments on our Form 10-K for the Year Ended December 31, 2013.

1. We note the audit report’s first paragraph states the financial statements as of December 31, 2012 and for the period from March 7, 2005 (inception) through December 31, 2012, were audited by other auditors, whose report dated April 3, 2013, expressed an unqualified opinion. It appears from the opinion paragraph that your current auditor is only opining on the financial statements for the year ended December 31, 2013 and the period from March 7, 2005 (inception) to December 31, 2013. Please amend Item 8 of your Form 10-K to include the following:

A revised audit report from the current auditor that, if true, includes in the first paragraph a specific description which financial statements were audited by the current auditor. If the current auditor audited the 2012 financial statements and the entire cumulative period from March 7, 2005 (inception) through December 31, 2013, the first paragraph of the report should state that fact and the reference to the other auditor’s work should be deleted. If the current auditor did not audit the cumulative period from inception to December 31, 2013, references to that period should be deleted from the audit report and the cumulative information in each applicable financial statement should be labeled unaudited.

A reissued audit report from the predecessor auditor for the year ended December 31, 2012 if the current auditor did not audit that year’s financial statements. The requirement to provide audited financial statements contains an additional requirement to provide an audit report or audit reports for each audited period.

Response: We are amending the Form 10K to include a revised auditor opinion from our current auditors that specifically describes the financial statements which they audited and we have labeled the cumulative periods in each applicable financial statement as unaudited. We have also attached an audit report from our prior auditors expressing an opinion for the periods they audited. The two audit reports combine to express an opinion upon all of the fiscal periods presented in the amended 10K. We will file the amended annual report on or before July 31, 2014.

Exhibits

2. File updated Exhibit 31 certifications referring to the amended annual report.

Response: We will file an updated Exhibit 31 certifications with the amended 10K referring to the amended annual report on or before July 31, 2014.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Gary C. Lewis

Chief Executive Officer

Uplift Nutrition, Inc.